news release

Encana reports strong 2015 operating performance and reduces planned 2016 capital investment by around 55 percent year-over-year

Calgary, Alberta (February 24, 2016) TSX, NYSE: ECA

Encana took decisive steps in 2015 to further strengthen its balance sheet by significantly lowering debt, increasing its financial flexibility and liquidity and aggressively driving down costs. The company focused its 2015 capital investment on its core four assets, the Permian, Eagle Ford, Duvernay and Montney, which exceeded their combined fourth quarter production target. Highlights in 2015 include:

•	fourth quarter production from the core four assets totaled 274,400 barrels of oil equivalent per day (BOE/d), up 35 percent from the fourth quarter of 2014 and exceeding target of 270,000 BOE/d
•	fourth quarter total liquids production of 145,000 barrels per day (bbls/d), up 36 percent from the fourth quarter of 2014
•	fourth quarter cash flow of $383 million, up three percent from the third quarter of 2015 despite lower commodity prices
•	achieved reserves replacement ratio of 233 percent for the core four assets (Canadian protocol)
•	over $400 million in capital and operating efficiencies captured in 2015, exceeding target of $375 million
•	an almost 30 percent, or $2 billion, reduction in debt, with no long-term debt maturities until 2019
•	significant liquidity through the renewal of $4.5 billion of unsecured credit facilities that are fully committed and mature in 2020

“Each year since the launch of our strategy, we have strengthened our balance sheet, increased our financial flexibility and lowered our cost structures. We enter 2016 with tremendous liquidity, a robust hedging program and a strong balance sheet which we will continue to prudently manage and protect,” said Doug Suttles, Encana President & CEO. “The combination of our high quality portfolio, additional improvements in costs and capital efficiency and significant hedge position mean we have largely offset the impacts of a smaller capital program and lower oil and gas prices. Under our new plan, we will invest virtually all of our capital in our core four assets and our cost structure will be about $550 million lower than in 2015.”

2015 fourth quarter and year-end results

For the fourth quarter of 2015, Encana reported cash flow of $383 million or $0.45 per share compared to fourth quarter 2014 cash flow of $377 million or $0.51 per share. Operating earnings increased to $111 million or $0.13 per share, up from $35 million or $0.05 per share in the fourth quarter of 2014. Encana reported 2015 annual cash flow of $1.4 billion and a 2015 operating loss of $61 million. The company’s 2015 net loss of $5.2 billion is largely attributable to after-tax non-cash ceiling test impairments totalling $4.1 billion and a non-operating foreign exchange loss of about $700 million.

Encana’s core four assets contributed 274,400 BOE/d, or 67 percent, of total fourth quarter production of 406,800 BOE/d. Total liquids production in the quarter increased 36 percent year-over-year to 145,000 bbls/d. Full-year 2015 production averaged 405,900 BOE/d with liquids averaging 133,400 bbls/d, reflecting a 54 percent increase from 2014. Full-year natural gas production was 1,635 million cubic feet per day (MMcf/d).

Financial resilience in a low price environment

Throughout 2015, Encana continued to proactively manage its strong balance sheet and enhance its liquidity. The sale of non-core assets and a successful C$1.44 billion bought deal equity offering enabled Encana to reduce its debt by almost 30 percent or $2 billion. On a cumulative basis, excluding one-time payments, the company’s annual interest costs on debt are about $150 million lower since the launch of its strategy in 2013. The previously announced sale of Encana’s DJ Basin assets is expected to close by the end of the second quarter of 2016 and proceeds will further strengthen the balance sheet, and increase liquidity and financial flexibility.

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Encana is well positioned with committed credit facilities and minimal near-term debt maturities. The company has $4.5 billion of revolving credit facilities, which are unsecured, fully committed and do not mature until 2020. The only financial covenant on the credit facilities is a debt to adjusted capitalization ratio that cannot exceed 60 percent. Since the launch of its strategy in late 2013, Encana has proactively reduced this ratio from 36 percent in 2013, to 28 percent as at December 31, 2015.

At December 31, 2015, the company’s fixed and revolving debt totalled approximately $5.1 billion. This comprises $5.4 billion of fixed and revolving debt, net of $271 million cash and cash equivalents. Encana currently has $4.7 billion of unsecured, long-term, fixed rate debt with no maturities until May 2019 when $500 million is due.

The company successfully captured over $400 million in capital and operating efficiencies in 2015, exceeding its target of $375 million. In addition, since launching its strategy, the company has driven down annualized corporate costs, such as interest and administrative expenses, by about $300 million per year.

Updated 2016 capital and production guidance

Encana’s revised 2016 capital plan will range between $900 million and $1 billion, reflecting a 55 percent decrease from its full-year 2015 capital investment. The reduction in expected 2016 capital will have minimal impact on 2016 production which is expected to range between 340,000 BOE/d and 360,000 BOE/d. The company estimates total liquids volumes will average between 120,000 bbls/d and 130,000 bbls/d with natural gas production ranging from 1,300 MMcf/d to 1,400 MMcf/d.

Approximately 95 percent of 2016 capital will be invested in the core four assets, the Permian, Eagle Ford, Duvernay and Montney. The company will continue to optimize production from its base assets and minimize decline rates.

The company expects its cost structure in 2016 to be around $550 million lower than in 2015. Of that, between $200 million and $250 million are new and incremental savings from the company’s previous 2016 guidance. This includes reductions of:

•	$75 million to $125 million in transportation and processing costs,
•	$50 million in operating costs
•	$25 million in production, mineral and other taxes
•	$50 million in overhead costs

Encana’s expected overhead cost savings include an approximate 20 percent workforce reduction, bringing total workforce reduction since 2013 to over 50 percent. Additional capital efficiencies are expected to contribute a further $50 million of cash flow compared to previous 2016 guidance.

Encana’s updated 2016 guidance can be downloaded from the company’s website at http://www.encana.com/investors/financial/corporate-guidance.html.

Encana updates its risk management program

As at February 19, 2016, Encana has hedged close to 75 percent of expected 2016 oil, condensate and natural gas production.

The company has hedged close to 75 percent of March to December 2016 oil and condensate production. This includes 54 thousand barrels per day (Mbbls/d) of March to December 2016 production hedged using WTI fixed price contracts at an average price of $56.33 per bbl. Encana also has approximately 15 Mbbls/d of March to December 2016 oil and condensate production hedged under three-way options. The WTI three-way options are a combination of a sold call, purchased put and a sold put with average prices of $63.01, $55.00 and $47.14 per bbl, respectively.

The company has hedged approximately 75 percent of March to December 2016 natural gas production. This includes 740 MMcf/d of March to December 2016 production hedged using NYMEX fixed price contracts at an average price of $2.76 per thousand cubic feet (Mcf). Encana has also executed 335 MMcf/d of 2016 NYMEX hedges as costless collars. These costless collars combine a purchased put and sold call with average strike prices of $2.22 per Mcf and $2.46 per Mcf, respectively. The company participates in price movements between the put and call levels, while achieving a firm price floor as protection against weak prices.

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Encana has approximately 255 MMcf/d of expected 2017 natural gas production hedged under three-way options. The NYMEX three-way options are a combination of a sold call, purchased put and a sold put with average prices of $3.07, $2.75 and $2.26 per Mcf, respectively.

Dividend declared

On February 23, 2016, the Board declared a dividend of $0.015 per share payable on March 31, 2016 to common shareholders of record as of March 15, 2016.

Financial Summary
(for the period ended December 31) ($ millions, except per share amounts)	Q4 2015	Q4 2014	2015	2014
Cash flow[1]	383	377	1,430	2,934
Per share diluted	0.45	0.51	1.74	3.96
Operating earnings[1]	111	35	(61)	1,002
Per share diluted	0.13	0.05	(0.07)	1.35
Earnings Reconciliation Summary
Net earnings (loss) attributable to common shareholders	(612)	198	(5,165)	3,392
After tax (addition) deduction:
Unrealized hedging gain (loss)	(66)	341	(244)	306
Impairments	(514)	—	(4,130)	—
Non-operating foreign exchange gain (loss)	(96)	(151)	(702)	(407)
Income tax adjustments	(42)	(12)	8	(8)
Restructuring charges	(5)	(4)	(45)	(24)
Gain (loss) on divestitures	—	(11)	9	2,523
Operating earnings[1]	111	35	(61)	1,002
Per share diluted	0.13	0.05	(0.07)	1.35
[1]	Cash flow and operating earnings are non-GAAP measures as defined in Note 1.

Production Summary
(for the period ended December 31) (Net, after royalties)	Q4 2015	Q4 2014	% ▲	2015	2014	% ▲
Natural gas (MMcf/d)	1,571	1,861	-16	1,635	2,350	-30
Oil and NGLs (Mbbls/d)	145.0	106.4	36	133.4	86.8	54
Total production (MBOE/d)	406.8	416.7	-2	405.9	478.5	-15

Natural Gas and Liquids Prices
	Q4 2015	Q4 2014	2015	2014
Natural gas
NYMEX ($/MMBtu)	2.27	4.00	2.66	4.41
Encana realized natural gas price[1] ($/Mcf)	3.43	4.16	3.89	4.59
Oil and NGLs ($/bbl)
WTI	42.18	73.15	48.80	93.00
Encana realized liquids price[1]	39.11	66.40	39.93	69.70
[1]	Realized prices include the impact of financial hedging.

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Year-End 2015 Proved Reserves

2015 Proved Reserves Estimates – Canadian Protocols (Net, After Royalties)[1]
Using forecast prices and costs; simplified table.	Natural Gas (Bcf)	Oil & NGLs (MMbbls)	Total (MMBOE)
December 31, 2014	5,522	356.5	1,276.9
Extensions and Discoveries	542	107.9	198.2
Revisions[2]	(228)	(29.1)	(67.1)
Dispositions	(1,164)	(6.5)	(200.5)
Production	(596)	(48.7)	(148.0)
December 31, 2015	4,076	380.1	1,059.5
[1]	Numbers may not add due to rounding.
[2]	Includes economic factors.

Encana’s 2015 proved net natural gas reserves (after royalties) of approximately 4.1 trillion cubic feet (Tcf) decreased 1.4 Tcf from 2014 primarily due to dispositions of approximately 1.2 Tcf resulting from Encana’s strategic transition to a more balanced commodity portfolio. Negative revisions of approximately 0.2 Tcf were mainly due to negative economic factors of 0.4 Tcf offset by positive technical revisions of 0.2 Tcf. Extensions and discoveries of approximately 0.6 Tcf replaced 91 percent of net production (after royalties) during the year.

Encana’s 2015 proved net oil and NGL reserves (after royalties) of approximately 380.1 millions of barrels (MMbbls) increased 23.6 MMbbls from 2014 primarily due to extensions and discoveries of approximately 107.9 MMbbls. Extensions and discoveries replaced 222 percent of net production (after royalties) during the year.

2015 Proved Reserves Estimates – U.S. Protocols (Net, After Royalties)[1]
Using constant prices and costs; simplified table.	Natural Gas (Bcf)	Oil & NGLs (MMbbls)	Total (MMBOE)
December 31, 2014	5,494	361.7	1,277.4
Revisions and improved recovery	(1,144)	(130.5)	(321.1)
Extensions and discoveries	472	113.0	191.7
Sale of reserves in place	(1,163)	(6.8)	(200.6)
Production	(596)	(48.7)	(148.0)
December 31, 2015	3,064	288.8	799.4
[1]	Numbers may not add due to rounding.

Encana’s 2015 proved net natural gas reserves (after royalties) of approximately 3.1 Tcf decreased 2.4 Tcf from 2014. This was primarily due to sales of reserves in place of approximately 1.2 Tcf resulting from Encana’s strategic transition to a more balanced commodity portfolio and approximately 1.1 Tcf due to the impact of the lower 12-month average trailing natural gas price. Extensions and discoveries of approximately 0.5 Tcf replaced 79 percent of net production (after royalties) during the year.

Encana’s 2015 proved net oil and NGL reserves (after royalties) of approximately 288.8 MMbbls decreased 72.9 MMbbls from 2014. This was primarily due to negative revisions and improved recovery of approximately 130.5 MMbbls, driven mainly from the impact of lower 12-month average trailing oil and NGL prices. Extensions and discoveries of approximately 113.0 MMbbls replaced 232 percent of net production (after royalties) during the year.

Differences between estimates under Canadian and U.S. protocols primarily represent the use of forecast prices in the estimation of reserves under Canadian standards, while U.S. standards require the use of 12-month average historical prices which are held constant. For information on reserves reporting, see Note 2.

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Estimated Reserves

Net (after royalties) using forecasted prices and costs.	Estimated Reserves (MMBOE)
	1P Proved	2P Proved + Probable	3P Proved + Probable + Possible
Canadian Operations	536	1,027	1,257
USA Operations	524	937	1,045
Total as of December 31, 2015	1,060	1,964	2,301

Estimated Risked Economic Contingent Resources

Net (after royalties) using forecasted prices and costs.	Estimated Risked Economic Contingent Resources (MMBOE)
	Contingent Resource Sub-class	1C Low estimate	2C Best estimate	3C High estimate
Canadian Operations	Development Pending	988	1,283	1,582
	Development On Hold	59	75	90
USA Operations	Development Pending	1,515	1,756	1,999
	Development On Hold	331	1,372	2,484
Total as of December 31, 2015	Development Pending	2,503	3,039	3,581
	Development On Hold	390	1,447	2,574

For information on reserves and economic contingent resources, see Advisory Regarding Reserves & Other Resources Information.

Conference call information

Encana will host a conference call today Wednesday, February 24, 2016 starting at 7:00 a.m. MT (9:00 a.m. ET). To participate, please dial (866) 223-7781 (toll-free in North America) or (416) 340-2216 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 10 p.m. MT on February 24 until 11:59 p.m. MT on March 2, 2016 by dialing (800) 408-3053 or (905) 694-9451 and entering passcode 9361332. A live audio webcast, including slides, of the conference call will also be available via Encana’s website, www.encana.com, under Investors/Presentations & Events. The webcasts will be archived for approximately 90 days.

The unaudited interim Condensed Consolidated Financial Statements for the period ended December 31, 2015 are available at www.encana.com.

Encana Corporation

Encana Corporation (“Encana”) is a leading North American energy producer that is focused on developing its strong portfolio of resource plays, held directly and indirectly through its subsidiaries, producing natural gas, oil and natural gas liquids (NGLs). By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

Important Information

Encana reports in U.S. dollars unless otherwise noted. Production, sales and reserves estimates are reported on a net (after-royalties) basis, unless otherwise noted. Per share amounts for cash flow and earnings are on a diluted basis. The term liquids is used to represent oil, NGLs and condensate. The term liquids-rich is used to represent natural gas streams with associated liquids volumes. Unless otherwise specified or the context otherwise requires, references to Encana or to the company includes reference to subsidiaries of and partnership interests held by Encana Corporation and its subsidiaries.

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NOTE 1: Non-GAAP measures

This news release contains references to non-GAAP measures as follows:

•	Cash flow is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital and cash tax on sale of assets. Free cash flow is a non-GAAP measure defined as cash flow in excess of capital investment, excluding net acquisitions and divestitures, and is used to determine the funds available for other investing and/or financing activities.
•	Operating earnings (loss) is a non-GAAP measure defined as net earnings (loss) attributable to common shareholders excluding non-recurring or non-cash items that management believes reduces the comparability of the company’s financial performance between periods. These after-tax items may include, but are not limited to, unrealized hedging gains/losses, impairments, restructuring charges, non-operating foreign exchange gains/losses, gains/losses on divestitures, income taxes related to divestitures and adjustments to normalize the effect of income taxes calculated using the estimated annual effective income tax rate.
•	Adjusted capitalization includes debt, total shareholders’ equity and an equity adjustment of $7.7 billion for cumulative historical ceiling test impairments recorded as at December 31, 2011 in conjunction with the company’s January 1, 2012 adoption of U.S. GAAP.

NOTE 2: Information on reserves reporting – Detailed Canadian protocol disclosure will be contained in Appendix A and under “Narrative Description of the Business” of Encana’s annual information form (“AIF”) for the year-ended December 31, 2015, which Encana anticipates filing on or about February 29, 2016. Certain disclosure will also be prepared in accordance with U.S. disclosure requirements and will be set forth in Appendix D of the AIF. A description of the primary differences between the disclosure requirements under Canadian protocols and under U.S. protocols will be set forth under the heading “Reserves and Other Oil and Gas Information” in the AIF.

ADVISORY REGARDING RESERVES & OTHER RESOURCES INFORMATION – All estimates in this news release are effective as of December 31, 2015, are derived from reports prepared by independent qualified reserves evaluators engaged by Encana and are prepared in accordance with procedures and standards contained in the Canadian Oil and Gas Evaluation Handbook, National Instrument 51-101 and SEC regulations, as applicable. Detailed Canadian and U.S. protocol disclosure will be contained in the AIF, as described in Note 2. Additional detail regarding Encana’s economic contingent resources disclosure will be available in the Supplemental Disclosure Document filed concurrently with the AIF. Information on the forecast prices and costs used in preparing the Canadian protocol reserves and economic contingent resources estimates will be contained in the AIF. For additional information relating to risks associated with the estimates of reserves and resources, see “Risk Factors” in the AIF.

Reserves are the estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on: analysis of drilling, geological, geophysical and engineering data, the use of established technology, and specified economic conditions, which are generally accepted as being reasonable. Proved reserves are those reserves which can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves. Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves. Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10% probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable plus possible reserves.

Contingent resources are defined as those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. A low estimate (1C) is considered to be a conservative estimate of the quantity that will actually be recovered. It is likely that the actual remaining quantities recovered will exceed the low estimate, which under probabilistic methodology reflects at least a 90% confidence level. A best estimate (2C) is considered to be a realistic estimate of the quantity that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate, which under probabilistic methodology reflects at least a 50% confidence level. A high estimate (3C) is considered to be an optimistic estimate. It is unlikely that the actual remaining quantities recovered will exceed the high estimate, which under probabilistic methodology reflects at least a 10% confidence level. There is uncertainty that it will be commercially viable to produce any portion of the resources.

All of the resources classified as contingent are considered to be discovered, and as such have been assigned a 100% chance of discovery, but have however been risked for the chance of development. The chance of development is defined

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as the likelihood of a project being commercially viable and development proceeding in a timely fashion. Determining the chance of development requires taking into consideration each contingency and quantifying the risks into an overall development risk factor at a project level.

All of the contingent resources disclosed in the above table are classified as either Development Pending or Development On Hold. Development Pending is where resolution of the final conditions for development is being actively pursued (high chance of development). Resources classified in this sub-category must be economic and have been assigned a chance of development ranging between 80% and 99%. Development On Hold is where there is a reasonable chance of development, but there are major non-technical contingencies to be resolved that are usually beyond the control of the operator. Resources classified in this sub-category must be economic and have been assigned a chance of development ranging between 50% and 79%.

Contingent resources are categorized as economic if those contingent resources have a positive net present value under currently forecasted prices and costs. In examining economic viability, the same fiscal conditions have been applied as in the estimation of Encana’s reserves. Contingencies include factors such as required corporate or third party (such as joint venture partners) approvals, legal, environmental, political and regulatory matters or a lack of infrastructure or markets.

The reserves replacement ratio is calculated for a specified period utilizing the applicable proved net reserves extensions and discoveries plus technical revisions, net of price revisions, divided by net production for the period. In this news release, the reserves replacement ratio is based on Canadian (NI 51-101) protocol.

The conversion of natural gas volumes to barrels of oil equivalent (BOE) is on the basis of six thousand cubic feet to one barrel. BOE is based on a generic energy equivalency conversion method primarily applicable at the burner tip and does not represent economic value equivalency at the wellhead. Readers are cautioned that BOE may be misleading, particularly if used in isolation.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS – This news release contains certain forward-looking statements or information (collectively, “FLS”) within the meaning of applicable securities legislation. FLS include: Encana’s 2016 capital program, including the amount allocated to its core four assets; anticipated production, decline rate, cash flow and returns; ability to scale or redirect capital program; anticipated capital and cost efficiencies including drilling and completion, transportation and processing, operating and overhead costs; expected general and administrative and interest expense savings; anticipated reserves and resources; expectation of meeting the targets in Encana’s 2016 corporate guidance; anticipated alignment between spending and cash flow; anticipated hedging and outcomes of risk management program, including amount of hedged production; management of Encana’s balance sheet and credit rating, including access to and commitment of credit facilities and upcoming debt maturities; anticipated proceeds from divestitures, use of proceeds therefrom, satisfaction of closing conditions and timing of closing; and anticipated dividends.

Readers are cautioned against unduly relying on FLS which, by their nature, involve numerous assumptions, risks and uncertainties that may cause such statements not to occur, or for results to differ materially from those expressed or implied. These assumptions include: assumptions contained in Encana’s 2016 corporate guidance and in this news release; data contained in key modeling statistics; availability of attractive hedges and enforceability of risk management program; results from innovations; expectation that counterparties will fulfill their obligations under gathering, midstream and marketing agreements; access to transportation and processing facilities where Encana operates; effectiveness of Encana’s resource play hub model to drive productivity and efficiencies; and expectations and projections made in light of, and generally consistent with, Encana’s historical experience and its perception of historical trends, including with respect to the pace of technological development, the benefits achieved and general industry expectations.

Risks and uncertainties that may affect these business outcomes include: risks inherent to closing announced divestitures on a timely basis or at all and adjustments that may reduce the expected proceeds and value to Encana; commodity price volatility; timing and costs of well, facilities and pipeline construction; ability to secure adequate product transportation and potential pipeline curtailments; business interruption and casualty losses or unexpected technical difficulties; counterparty and credit risk; fluctuations in currency and interest rates; risk and effect of a downgrade in credit rating, including below an investment-grade credit rating, and its impact on access to capital markets and other sources of liquidity; variability and discretion of Encana’s Board to declare and pay dividends, if any; the ability to generate sufficient cash flow to meet Encana’s obligations; failure to achieve anticipated results from cost and efficiency initiatives; risks inherent in marketing operations; risks associated with technology; Encana’s ability to acquire or find additional reserves; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates; changes in or interpretation of royalty, tax, environmental, accounting and other laws; risks

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associated with past and future divestitures of certain assets or other transactions or receive amounts contemplated under the transaction agreements (such transactions may include third-party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as “partnerships” or “joint ventures” and the funds received in respect thereof which Encana may refer to from time to time as “proceeds”, “deferred purchase price” and/or “carry capital”, regardless of the legal form) as a result of various conditions not being met; and other risks and uncertainties impacting Encana’s business, as described in its most recent MD&A, financial statements, Annual Information Form and Form 40-F, as filed on SEDAR and EDGAR.

Although Encana believes the expectations represented by such FLS are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the assumptions, risks and uncertainties referenced above are not exhaustive. FLS are made as of the date of this news release and, except as required by law, Encana undertakes no obligation to update publicly or revise any FLS. The FLS contained in this news release are expressly qualified by these cautionary statements.

Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Investor contact:

Brendan McCracken

Vice-President, Investor Relations

(403) 645-2978

Brian Dutton

Director, Investor Relations

(403) 645-2285

Patti Posadowski

Sr. Advisor, Investor Relations

(403) 645-2252

Media contact: Simon Scott Vice-President, Communications (403) 645-2526 Jay Averill Director, Media Relations (403) 645-4747 Doug McIntyre Sr. Advisor, Media Relations (403) 645-6553

SOURCE: Encana Corporation

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